EXHIBIT 4(B)(3)

                     SECOND AMENDMENT TO LETTER OF AGREEMENT


      THIS SECOND AMENDMENT TO LETTER OF AGREEMENT (this "AMENDMENT NO. 2"), is made as of December 1, 2003 by and between Tecnomatix Technologies Ltd., a company duly incorporated under the laws of the State of Israel, with offices located at 16 Hagalim Avenue, Herzliya, Israel (the "COMPANY"), and Amir Livne, an individual residing at Be'er Gan Street, Ein Vered 40696, Israel (the "OFFICER") (each, a "PARTY", together, the "PARTIES).

                                   WITNESSETH:

      WHEREAS, on January 16, 2001 the Company entered into a Letter of Agreement (the "AGREEMENT") with the Officer regarding his terms of employment and compensation as Executive Vice-President Industry Marketing of the Company; and

      WHEREAS, on January 26, 2003 the Parties entered into the first amendment to the Agreement; and

      WHEREAS, the Parties wish to further amend the Agreement, subject to the terms and conditions of this Amendment No. 2;

      NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which are hereby acknowledged, the Parties hereby agree as follows:

1.    AMENDMENT OF SECTION 6

Section 6 of the Agreement shall be amended to read in its entirety as follows:

      "At the Commencement Date (as defined in the Agreement) the Company shall provide to you a loan (the "Loan") in an amount of NIS 418,330 (the "Principal"). The Principal of the Loan shall be linked to the Israeli Consumer Price Index and shall bear interest as of the Commencement Date at the rate provided for, from time to time, pursuant to the Regulations promulgated under the Israeli Tax Ordinance.

      Two thirds (2/3) of Loan (principal and accrued interest thereon) will be forgiven (the "Forgiven Portion of the Loan") after two years of employment and one third (1/3) of the Loan (principal and accrued interest thereon) will be repaid by you to the Company upon the expiration of three years of employment from the Commencement Date, PROVIDED, HOWEVER, that if you or the Company terminate your employment at any time prior to the expiration of three years from the Commencement Date, you will be required to repay to the Company the Principal and any accrued interest thereon.


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      The Forgiven Portion of the Loan may be subject to taxes, as required by law, which taxes shall be your sole liability and be borne by you.

      The Company may deduct any amounts due under the Loan from any amounts owed to you by the Company, including any salary, commission payments or expense reimbursements. You will remain obligated to repay to the Company the balance of any amount due under the Loan which was not repaid as aforesaid."

2.    EFFECTIVE DATE

      This Amendment No. 2 shall have effect as of the date hereof.

3.    SURVIVAL OF PROVISIONS

      All other terms and conditions of the Agreement, as previously amended, remain unchanged and are applicable hereto, except as modified by this Amendment No. 2.

4.    ENTIRE AGREEMENT

      This Amendment No. 2 shall be deemed for all intents and purposes as an integral part of the Agreement. The Agreement, as previously amended, and the Amendment No. 2 constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

5.    COUNTERPARTS

      This Amendment No. 2 may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment No. 2 by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment No. 2.


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


IN WITNESS WHEREOF, the Parties have duly executed this Amendment No. 2 hereto and on the date first above written.

TECNOMATIX TECHNOLOGIES LTD.                           OFFICER



By:     /S/ Harel Beit-on                                  /S/ Amir Livne
        -----------------                                  --------------
Name:   Harel Beit-On                                         AMIR LIVNE
Title:  Chairman of the Board and
        Chief Executive Officer


By:     /S/ Jaron Lotan
        -----------------
Name:   Jaron Lotan
Title:  President and Chief Operating Officer


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